Mail Stop 4561

February 19, 2008

Robert J. McCormick
President and Chief Executive Officer
Trustco Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302
By U.S. Mail and facsimile to (518) 381-3668

Re: Trustco Bank Corp NY
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-10592

Dear Mr. McCormick:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief